Filed by Johnson & Johnson pursuant to Rule 425 promulgated under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 promulgated under the Securities Act of 1934, as amended.

Subject Company:  Guidant Corporation
Commission File No.:  001-13388

This material is not a substitute for the prospectus/proxy statement Johnson & Johnson and Guidant will file with the Securities and Exchange Commission. Investors are urged to read the prospectus/proxy statement which will contain important information, including detailed risk factors, when it becomes available. The prospectus/proxy statement and other documents which will be filed by Johnson & Johnson and Guidant (and a subsidiary thereof) with the Securities and Exchange Commission will be available free of charge at the SEC's website, www.sec.gov, or by directing a request when such a filing is made to Johnson & Johnson, One Johnson & Johnson Plaza, New Brunswick, NJ 08933, Attention: Investor Relations; or by directing a request when such a filing is made to Guidant Corporation, 111 Monument Circle, #2900, Indianapolis, IN 46204-5129, Attention: Investor Relations.

Guidant Corporation, its directors, and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the proposed transactions. Information about the directors and executive officers of Guidant Corporation and their ownership of Guidant stock is set forth in the proxy statement for Guidant Corporation's 2004 annual meeting of shareholders. Investors may obtain additional information regarding the interests of such participants by reading the prospectus/proxy statement when it becomes available.

The following is a transcript from a joint webcast by Johnson & Johnson and Guidant Corporation.

December 16, 2004 @ 9:00 EST

Transcript: Johnson & Johnson And Guidant Announce Definitive Agreement Valued At $23.9 Billion Based On $76 Per Share

Helen Short, Vice President, Investor Relations, Johnson & Johnson:
Good morning and welcome. I’m Helen Short, Vice President of Investor Relations for Johnson & Johnson. It's a pleasure to be here this morning to review with you the definitive agreement announced last night whereby Johnson & Johnson will acquire Guidant. With me on the call this morning are; Bill Weldon, Chief Executive Officer and Chairman of the Board of Johnson & Johnson, and Ron Dollens, President and Chief Executive Officer of Guidant. Also on the call from Johnson & Johnson we have Mike Dormer, Worldwide Chairman of Medical Devices and member of the Executive Committee, Nick Valeriani, Worldwide Chairman of the newly formed Cardiovascular device unit, and Bob Darretta, Vice Chairman of Johnson & Johnson and Chief Financial Officer.
Let me first outline the agenda for this morning's call. I’ll begin with a brief overview of the structure of the transaction. Next, Bill Weldon will share with you some comments on the strategy of adding Guidant to the Johnson & Johnson family of companies. Ron Dollens will then provide his thoughts on this exciting opportunity. Next, Mike Dormer will provide a more detailed commentary on the strategic rationale as well as a discussion of the benefits of this transaction to key stakeholders.
Bob Darretta will wrap up the formal remarks by providing more details on the financial aspects of the agreement as well as guidance related to the affect of this transaction on our financial performance.
After formal remarks are concluded, we will open the call to your questions. We expect the call, including Q&A to last approximately 60 minutes, but will certainly be sensitive to accommodating your questions before we conclude the call.
Last item before we proceed: our law department has asked that I remind you that some of the statements made during this call may be considered "forward looking statements”. The 10-K for the fiscal year 2003 identifies certain factors that could cause the Company’s actual results to differ materially from those projected in any forward looking statements made during this call. The 10-K and subsequent filings are available through the company or on-line.

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To the subject at hand…
The definitive agreement announced late last night is a cash and stock exchange valued at $23.9 billion based on GUIDANT’s approximately 334 million fully diluted shares outstanding at $76 per share net of estimated cash on hand at the time of the closing. The boards of directors of Johnson & Johnson and GUIDANT have given their approval to the merger, which is subject to clearance under the Hart-Scott-Rodino Anti-Trust Improvements Act as well as to regulatory review in markets outside the US. The agreement will require the approval of GUIDANT’s shareholders.
It's now my pleasure to introduce Bill Weldon who will share with you his perspective on this important strategic event.
Bill…

William C. Weldon, Chairman, Board of Directors and Chief Executive Officer, Johnson & Johnson:
Thanks Helen. And thank you all for joining us today to discuss what is clearly a momentous event in recent Johnson & Johnson history.
Our agreement last night to acquire Guidant Corporation creates a unique opportunity - an opportunity for two exceptional companies with strong technological capabilities and outstanding employees to build the worlds strongest cardiovascular device business. The combination of talent from Guidant and Johnson & Johnson’s Cordis businesses gives us the ability to deliver better medical options sooner to many millions of patients suffering from cardiovascular disease.
As many of you know, we have an extraordinary history of sustained growth at Johnson & Johnson, including 71 consecutive years of top line growth, and 19 consecutive years of double-digit earnings growth. Bringing Guidant into the Johnson & Johnson family of companies is an important step in making our strong business even stronger for the future.
As you know, Johnson & Johnson is the broadest based health care company in the world. We’ve said that a good portion of our strength and historical performance comes from that breadth. For Johnson & Johnson, breadth creates strength as we continually move to build leadership positions in the fastest growing segments of healthcare.

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The fastest growing segments of healthcare are generally those segments with the highest levels of unmet medical need. They also tend to be segments where innovative technology plays the largest role in improving patients’ lives.

The role that Guidant and its people will play in Johnson & Johnson’s future is clear: Guidant strengthens our position in cardiovascular care, one of the most important and fastest growing portions of healthcare. Guidant also expands our participation in the medical device marketplace. Our Medical Devices and Diagnostics segment, already the largest such business in the world, will become an even more substantial portion of Johnson & Johnson.
Strategic acquisitions have always been an important source of growth for Johnson & Johnson. We target the acquisition of platform technologies - technologies that help us build sustainable leadership positions in fast-growing areas of healthcare characterized by unmet medical need. We view Guidant in the context of other strategic acquisitions - like DePuy in orthopaedics, Neutrogena in skincare and Centocor in biologics - which helped us establish strong foundations for leadership and exceptional growth.
A cornerstone of our long-term success has been the shared value system at Johnson & Johnson. As we evaluated a combination with Guidant, we considered its people and its values. We found not just capable and talented people, but people who share our underlying values, and who share a commitment to advancing patient care in this important medical space. With Guidant, we are joining with a company whose employees and leaders will be a credit to Johnson & Johnson well into the future.
The combination with Guidant will help us address more aspects of cardiovascular disease than ever before - bringing new capabilities in cardiac rhythm management for the treatment of heart failure and arrhythmias; and bringing complementary skills in coronary stenting for the treatment of coronary artery disease. Looking ahead, device teams collaborating with our pharmaceutical and diagnostics teams can make significant advances in cardiovascular therapy.
Guidant will join with the Cordis businesses and CardioVations to form a new cardiovascular device unit within our Medical Devices and Diagnostics segment. Nick Valeriani, a member of Johnson & Johnson’s Executive Committee, will lead this new cardiovascular device unit.

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We congratulate Ron Dollens and his team for having built such an extraordinary business and organizational culture.
Let me also take a moment to recognize all the employees at Cordis. It is their passion and dedication to bringing breakthrough technologies to patients that has built a foundation for the growth of our cardiovascular device business.
I’d also like to congratulate Mike Dormer, Worldwide Chairman, Medical Devices, who worked with Ron to lead the teams that designed and executed this agreement.
We look forward to the day when this transaction closes and we can join forces.
Before I turn the call over to my colleagues to give you more details, I want to assure you that we are enthusiastic about our shared commitment to patients, to physicians, and to an improved future for cardiovascular medicine. And, we are fully committed to building on the strengths of Guidant, Cordis, and Cardiovations to develop the strongest cardiovascular device business in the world.
Ron Dollens, chief executive officer of Guidant, will now provide his perspective on Guidant, his sense about the prospects for growth, and the reasons for his own enthusiasm about the combination. Ron…
Ronald W. Dollens, President and Chief Executive Officer, Guidant Corporation:
Thank you, Bill. First, I’d like to say that the GUIDANT Management Team as well as the Board of Directors feel very good about this agreement. We are pleased to be joining the capabilities of these companies. We believe this transaction creates a combined organization that will be able to deliver sustained innovation and product development for the benefit of patients around the world. As for GUIDANT shareholders, we believe that our owners are well represented, and positioned in this transaction, because of the great opportunities it presents to realize value—here and now—and for the important capabilities that will be required to be successful in the marketplace looking forward, as well as acknowledging the risks and rewards inherent in the healthcare environment.
So let me start by speaking briefly to the rationale for this agreement. GUIDANT brings a tradition of velocity in product development to the combined enterprise—exhibited by the fact that over the last four years 50% of our sales came from products less than 12 months old. This success also demonstrates our customer focus, which allows us to achieve very competitive market positions—many times, leadership—across all our product lines.

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As we considered this transaction, we felt leadership in market development—or therapy access—propelled by excellent clinical science, public policy advocacy, and patient awareness has been, and will be, important. Johnson & Johnson has shown great propensity to build awareness of novel therapies, both in the US and globally. This is exemplified in both bare metal stents and drug eluting stents in the vascular intervention sector. Patients and our companies will benefit from Johnson & Johnson’s vision and capabilities in this regard. For example, can you imagine how competitive it will be to bring these market development capabilities to heart failure , Stroke prevention, and vulnerable plaque?
What excites me about this deal is that we are describing a combination that builds on complementary strengths of both firms, along with a common culture and value system. The operating principles that flow from this should allow for a very smooth transition. One of our first principles is to utilize the skills and capabilities of our people to generate leadership and provide organic growth—after all, this is where the value of the enterprise resides.
The vision of our opportunities is aligned and the implementation/execution methodology is consistent with both of our traditional operating models. For instance, Johnson & Johnson’s decentralized management philosophy is an example of an operating principle that will lend itself well to GUIDANT’s operating strengths.
Continuing this theme of a shared vision—both firms have understood the importance of Health Policy and have built organizations that not only appreciate its critical nature, but also understand the need to commit resources—from product development to patient advocacy—to create an environment that assures patient access to novel therapies.
Going forward, great firms will need to integrate medical technology, information and communication systems, pharmaceuticals, biologics, and diagnostics to make a real difference in patient outcomes—and we have to do so in a cost efficient methodology. All health systems globally, are under substantial financial pressure, and we have to be part of the solution. Today’s announcement represents the formation of a great solution.
Now that I’ve provided GUIDANT’s perspective on the rationale for this transaction, let me take a few moments to speak to the 12,000 GUIDANT employees who have brought us successfully to this point over the last 10 years. The combination of these two great companies creates tremendous opportunities for GUIDANT employees’ personal and

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professional growth. Johnson & Johnson provides sustainability and the greatest assurance of rewarding and diverse careers. This is true both of GUIDANT’s franchise as GUIDANT’s franchise expands as well as by being part of the growing Johnson & Johnson worldwide family of companies. Let me put it this way: if one wants to have an interesting career, one needs to be part of an interesting company. I can think of no more interesting company in the healthcare environment going forward than what we are announcing today.
We have agreement from our Management Team to continue in their present roles and I look forward to joining this proven leadership group through the transition process. To that end, I have agreed to postpone my retirement until the transaction closes. Thereafter, the combined Management Team will continue to grow the GUIDANT franchise under Johnson & Johnson’s decentralized operating model.
And finally, I’d like to observe that—in addition to our employees-- our customers and patients will benefit significantly from this transaction. We expect that the convergence of technologies, people, and service will be very exciting. We anticipate that GUIDANT will bring its highly regarded cardiovascular franchise forward and expand its strong service and support levels for customers. We look forward to strengthening an already-tremendous commitment to clinical science. Finally, we believe that the breadth and diversity of this new entity along with an accelerated velocity of new products will provide expanded therapy access for patients and the customers worldwide that will result in accelerated organic growth of the enterprise, expanded opportunities for the employees, and attractive returns for shareholders.
Before I turn the call over to Mike, let me make these final observations. On Tuesday, we rang the Closing Bell at the NYSE to celebrate the 10-year anniversary of GUIDANT’s IPO in December 1994. I see an important parallel between our founding as a public company and today’s announcement of this transaction with Johnson & Johnson. More than ten years ago, as part of Eli Lilly and Co, we took a visionary look at the future to determine what the healthcare environment would look like for the next 10 years. Based on that determination we started with a “clean sheet of paper”, we formed GUIDANT in a fashion to address the challenges and opportunities of the environment we envisioned at the time. Now, 10 years later, we’re announcing the result of another strategic and visionary look at the future—a future that includes converging technologies, healthcare consumerism, favorable patient demographics, reimbursement and regulatory challenges, and a tremendous number of unmet

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clinical needs in cardiovascular and other areas. But we also understand the need for scale and critical mass as technologies converge and health systems strive to deliver cost-efficient access to novel therapeutic approaches. Against this vision of the future, we determined how best to create value for patients, customers, employees, and shareholders. It was our enthusiastic determination that combining GUIDANT’s and Johnson & Johnson’s complementary strengths with our shared cultural values would be the best way to create sustainable leadership into the future.
With that, I’ll turn the call over to Mike….
Michael J. Dormer, Worldwide Chairman, Medical Devices, Johnson & Johnson:
Thank you, Ron. I’m pleased to be joining those of you on the call this morning.
You’ve heard about how consistent this transaction is with the history of Johnson & Johnson, and about the enormous benefits that Guidant has been able to bring to cardiovascular patients over its history.
Now I’d like to tell you about how well the businesses of Guidant and Johnson & Johnson will fit with one another, and about the strategic rationale for the transaction.
As you know, our Medical Devices and Diagnostics group pursues a very focused mission - to treat life-threatening and debilitating diseases with advanced technologies. By staying focused in this critical area, we remain in those businesses that offer the greatest opportunity for sustainable long-term growth.
Guidant fits squarely within our mission. Guidant has indeed been treating life-threatening and debilitating diseases with advanced technologies.
In fact, cardiovascular disease - despite significant sums spent on lifestyle change, diet, pharmaceutical and medical care - still represents one of the most devastating disease conditions in the developed world.
In the United States alone, there are more than 14 million people who suffer from severe cardiovascular disease, including coronary artery disease, arrhythmias, and heart failure.
Cardiovascular disease is the leading cause of death in the United States, and the incidence is growing. The cost to the U.S. economy is estimated at over $350 billion a year.
Heart failure alone is a leading cause of hospitalization in the U.S., and the leading source of hospital expenditures. We estimate that there are 5 million heart failure patients in the United States, 7 million in Europe and a growing incidence in other regions.

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Guidant, throughout its history, has been a leading player in addressing the many aspects of cardiovascular disease.
For Johnson & Johnson, Guidant provides us with an entry into the cardiac rhythm management marketplace with a company that has a proven track record of innovation in product development; a history of ground-breaking clinical trials; and a strong, well-respected sales force.
In fact, Guidant has been at the forefront of innovation in cardiac rhythm management. Guidant introduced the first ICD and the first dual-chamber ICD. More recently, Guidant revolutionized the treatment of heart failure with the introduction of the first cardiac resynchronization defibrillator.
Turning to coronary artery disease, there are millions of people who suffer from this condition around the world. Coronary stenting has become the primary therapy in the United States, Europe and Asia.
Clinical studies continue to show greater efficacy of drug-eluting stents in reducing the restenosis associated with coronary stenting. A growing body of evidence shows superiority of the Cordis CYPHER Sirolimus-eluting stent in a number of coronary stent applications.
In coronary stenting, Guidant is particularly recognized in the areas of stent platforms and stent delivery systems. These strengths nicely complement Cordis’ current capabilities in guide catheters, polymers and pharmaceutical stent coatings.
Combining the complementary strengths of Guidant and Cordis will allow new, integrated stent systems to be made available to interventional cardiologists and their patients in the shortest possible timeframe. These will be more advanced, higher-quality systems than either company could deliver on its own.
I’d like to point out a couple of additional strategic elements to our combination. First, by drawing on Johnson & Johnson’s global marketing and sales reach, we anticipate expanding access to Guidant’s many cardiovascular product offerings.
Additionally, we gain access to micro-electronics as a platform technology which we will evaluate in other therapeutic areas, such as neuro-modulation for the treatment of pain and movement disorders.

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So there is much we can do together to bring new technology to the market; and to bring currently marketed technology to additional patients. This means strong growth potential for the future, particularly as clinical trials shine a brighter light on efficacy.
I would like to take a few moments now to describe our plans with regard to the creation of a new cardiovascular device franchise within Johnson & Johnson.
Guidant will join with the Cordis businesses and CardioVations to form a new cardiovascular device franchise, which we will call “Guidant”. We will retain the “Cordis” name for select businesses within the Guidant franchise.
Successful integration always starts with a foundation of strong employees and management. Having worked closely with Guidant through our CYPHER co-promotion, I can assure you that Johnson & Johnson is linking with a top-notch team.
Leadership at Guidant is impressive, and has been in place for much of the company’s decade-long history. Members of the senior management team are enthusiastic about this combination, and we expect them to play an important role in the future of our cardiovascular organization. Also, as you’ve heard, Ron Dollens will remain with the company through this transition and oversee further development of the business.
The strength of employees at both Guidant and Cordis is well recognized. We both have excellent, customer-focused sales organizations. Our R&D teams are held in high regard for their continuing innovations. These teams will nicely complement each other.
From my experience with the teams, there is an extraordinary cultural fit between Guidant and Johnson & Johnson. Based on a shared underlying commitment to the patient, there has been energy as we have collaborated that speaks volumes about our future capacity to work together.
We are very enthusiastic about this announcement and our acquisition of Guidant and its merger into Johnson & Johnson.
Thank you for your attention, and I’m pleased to turn the floor now to Bob Darretta, Vice-Chairman and Chief Financial Officer for Johnson & Johnson.
Robert J. Darretta, Vice Chairman, Board of Directors and Chief Financial Officer, Johnson & Johnson:
Thank you Mike and good morning ladies and gentlemen.

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I’d now like to take just a few moments to dimensionalize several of the business performance benefits that will occur with the combination of these extraordinary companies.
As you have heard from Bill, Johnson & Johnson’s broad base of businesses has been a significant factor in our long-standing track record of consistent double-digit revenue growth.
Clearly the addition of Guidant to the J&J family of companies adds to our breadth and improves the balance of our businesses. For example, in 2006 the first full year that Guidant will be a part of Johnson & Johnson, we would anticipate that the Medical Device & Diagnostic business will reach just over 40% of the Corporation’s sales and in fact will be very similar in size to our Pharmaceutical business.
From an operating profit perspective many of you are undoubtedly aware of our efforts over the past several years to achieve an improved distribution of operating profits by business segment. We have been making considerable progress and the addition of Guidant will significantly accelerate progress in this area. By way of illustration, just three short years ago, at the end of 2001, our Pharmaceutical segment contributed nearly two-thirds of our operating profit. As we look out to 2006, the first full year with Guidant as part of Johnson & Johnson, we anticipate that the Pharmaceutical business will represent slightly more than 50% of the operating profit with the balance generated by our increasingly stronger Medical Device & Diagnostic and Consumer businesses. For your information, the addition of Guidant will be responsible for 5 points of this dramatic improvement.
Earlier you also heard Bill mention how important having leadership positions in the faster growing segments of the health care industry has been to our historical success.
Once again, the addition of Guidant will further strengthen this dimension of our business. Its importance is vividly demonstrated by the impact on our go-forward growth rates. For example, over the 2005 through 2007 period Guidant will add approximately 2.5% to our rate of revenue growth. Nearly 50 basis points of this increase reflects the very strong on-going growth of Guidant and therefore we fully expect that the Guidant business will be additive to our overall growth rate for many years to come.
From an earnings standpoint, the transaction will of course initially be dilutive to Johnson & Johnson’s earnings per share. However, similar to sales, the on-going impact will be additive to our overall rate of earnings growth.

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Let me be somewhat more specific regarding 2005 earnings guidance and the impact of the transaction. The current First Call mean estimate of our 2005 earnings is $3.34 per share (an 8% year on year increase over the current mean estimate of $3.07 per share for 2004). Assuming for a moment, a July 1 close of the transaction and excluding the non-cash related charges, I will comment further on these charges in just a moment, I am pleased to be able to tell you that we remain comfortable with the $3.34 estimate.
We estimate that the 2005 dilution to operating earnings (once again, premised upon a mid-year close and excluding non-cash charges) resulting from the business combination to be $.04 per share. The continued strength of our existing business will however, permit us to fully offset this dilution. Indeed said another way on a stand alone basis we would otherwise be providing guidance of year on year EPS growth of 10% or $3.38 per share.
Now let me discuss non-cash charges. We are estimating the annualized impact of intangible amortization at $0.15 per share. This estimate is based upon total amortizable intangibles of $9 billion amortized over 12 years.
A half-year impact of amortization in 2005 would reduce GAAP earnings by $0.08 per share. Furthermore, upon close of this transaction we will be required to step up the value of Guidant inventories to include a reasonable manufacturer’s profit. This accounting convention will result in an additional non-cash charge to 2005 earnings of $.03 per share, but will have no impact on reported earnings in future years.
In summary, in modeling our future GAAP earnings you should provide for $0.11 of such charges, non cash charges, in the second half of 2005 and $0.15 per share in the following years.
Finally, I am pleased to be able to tell you that as a result of the very strong growth that will be achieved in the Guidant business, we anticipate that on a cash basis the combination of these businesses will be neutral to modestly accretive in its second full year of operation. Quite a result.
That concludes my prepared remarks. Helen.

This webcast script is not a substitute for the prospectus/proxy statement Johnson & Johnson and Guidant Corporation will file with the Securities and Exchange Commission. Investors are urged to read the prospectus/proxy statement which will contain important information,

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 including detailed risk factors, when it becomes available. The prospectus/proxy statement and other documents which will be filed by Johnson & Johnson and Guidant Corporation with the Securities and Exchange Commission will be available free of charge at the SEC's website, www.sec.gov, or by directing a request when such a filing is made to Johnson & Johnson, One Johnson & Johnson Plaza, New Brunswick, NJ 08933, Attention: Investor Relations; or by directing a request when such a filing is made to Guidant Corporation, 111 Monument Circle, #2900, Indianapolis, IN 46204-5129, Attention: Investor Relations.
Guidant Corporation, its directors, and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the proposed transactions. Information about the directors and executive officers of Guidant Corporation and their ownership of Guidant stock is set forth in the proxy statement for Guidant Corporation's 2004 annual meeting of shareholders. Investors may obtain additional information regarding the interests of such participants by reading the prospectus/proxy statement when it becomes available.

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